CUSA®
TEA & COFFEE

THE NEXT EVOLUTION OF COFFEE AND TEA

July 2022



Traditional instant coffee and tea are flavorless, aroma less, and dead.


INSTANT COFFEE CRYSTALS
SAME GREAT TASTE
MAKES UP TO
120
6 FL OZ CUPS

Why should coffee and tea lovers have to choose between convenience, quality, and taste?


CUSA COFFEE
COLD BREW
INSTANT COFFEE
LIGHT ROAST
CUSA COFFEE
COLD BREW
INSTANT COFFEE
MEDIUM ROAST
CUSA COFFEE
COLD BREW
INSTANT COFFEE
100% SHADE GROWN
ARABICA COFFEE
LIGHT ROAST
HOT OR ICED COFFEE
IN 3 SECONDS
7 SERVINGS
NET WT 0.5oz (14g)
CUSA COFFEE
COLD BREW
INSTANT COFFEE
100% SHADE GROWN
ARABICA COFFEE

We invented a radically new technology to make pure and delicious coffee and tea, ready in seconds!

- ✓ Patented process
- ✓ Barista-quality
- ✓ Just add hot or cold water

Cusa is the world's first botanically-extracted instant coffee and tea

- ✓ Full flavor and aroma
- ✓ Potent active ingredients
- ✓ No nasties (sugar, artificial flavors, impurities)



CUSA®
COFFEE
COLD BREW
INSTANT COFFEE
100% SHADE GROWN
ARABICA COFFEE
MEDIUM ROAST
HOT OR ICED COFFEE
IN 3 SECONDS
7 SERVINGS
NET WT 0.5oz (14g)
CUSA
COFFEE
COLD BREW
INSTANT COFFEE
MEDIUM ROAST

Low acquisition costs are skyrocketing sales, fueled by a successful sampling strategy

$2.2M
2022 Revenue Run-Rate

47%
DTC Margin

8.25%
Website Conversion

2,500+
Sample packs sold per month

42%
Sample Pack Conversion within 15 days

$55
Average Order Value

$290
Lifetime Value

$10.48
Customer Acquisition Cost

Fierce customer loyalty is driving recurring revenue

10 million
Cups Sold

55%
Subscriber Retention After 6 Months

80,000
Customers

4.7
Average Review

1,000+
Monthly Subscriptions

251%
Annual Subscription Growth

Our superb metrics have led to 576% DTC Growth in 2 Years


SHOPIFY SALES
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2019-01
2019-03
2019-05
2019-07
2019-09
2019-11
2020-01
2020-03
2020-05
2020-07
2020-09
2020-11
2021-01
2021-03
2021-05
2021-07
2021-09
2021-11
2022-01
2022-03
2022-05

We've carved out a niche with our process and technology



We start with REAL ingredients. Rainforest Alliance Coffee, Organic Tea, and real herbs, spices and fruit.



...and test them for purity



The Tea/Coffee is cold-brewed under pressure - opening the cell walls to release incredible flavor and beneficial properties.

Yes . . . we really invented a new technology



Membrane filtration removes heavy metals, pesticides, mold and fungus.

Hint...we're the purest tea and coffee around!



A vacuum dehydrator filled with the brewed coffee/tea and 0% humidity allows the water to evaporate, leaving pure coffee/tea crystals.



Tea/Coffee crystals are packaged in stick packs and nitrogen filled, giving them a 3-year shelf life.

No one else makes convenient coffee and tea that tastes good

Other instant coffee and tea brands use overly harsh processes



Spray Drying uses 1,000 degree temps, literally burning the coffee/tea



Freeze Drying uses -112 degree temps, freezer-burning the coffee/tea

And no one else can copy us:

Cusa owns the North American rights to our patented process and worldwide rights to any customers that come to us first

We're not only the tastiest, cleanest, and easiest cup of coffee and tea - Cusa is also dedicated to sustainability



- 100% recyclable or compostable packaging
- We use only Organic Tea and Rainforest Alliance Certified Coffee
- All the used tea and coffee is composted at our farms
- Our manufacturing plant is 100% solar powered
- Our Boulder, CO warehouse/office is almost 100% zero waste


RECYCLE
CANDY AND SNACK

Now we're expanding to new beverage categories and driving growth across our wholesale and private label channels

CURRENT Strong Core Business	NEXT Product/Channel Expansion	FUTURE Category/Global Expansion
• 80,000+ DTC customers growing at triple digits annually • 1,000 retailers who came to us organically • 12 private label customers launched or in pipeline (several large CPG brands)	• Ramp up marketing spend to quickly grow DTC business • Launch mushroom line including coffee, tea, and pure mushrooms • 5x our private label customers to drive significant revenue and reduce raw material cost, increasing margins	• Adapt our technology to other beverage categories, including supplements, herbal extracts, and functional drinks • Expand retail to 30,000 stores nationwide • Launch international distribution in key countries • Clear path to 75% margins

The opportunity to penetrate the total US tea and coffee market is huge

Coffee

$90B
growing at 6%

Tea

$14B
growing at 6%

US Market



Sources Statista and Grand View Research

Our team has a strong track record of driving growth and exits at top CPG companies

Jim Lamancusa
Founder & CEO

Serial start-up exec in CPG & Outdoor industries; grew CPG sales from $1M to $75M in 5 years at Eco-Products; invented Cusa's proprietary technology



Robin Shelley
VP of Marketing

16+ years leading marketing for e-commerce & CPG brands; led 150-person content team at Global Sources; grew Cusa's online sales from $24k to $1M+



Alan Murray
Board Chairman

35+ years experience running businesses from small to large (Unilever and Tetrapak); Board Member of 10 CPG companies

Jay Hirsh
Board Member & Investor

MP at Breaktrail Ventures; 3x investor in Cusa Tea and Coffee; Advisor to dozens of emerging brands

Jim Cali
Board Member & Investor

Former SVP of Kellogg's and Mondelez; accountable for growth of over $6 billion in sales

Matt Fargo
Board Member & Investor

Managing Partner at Kurtz/Fargo a boutique accounting firm; previous Big 4 accounting experience

We're on track to double our revenue every year across three profitable channels



30,000,000
20,000,000
10,000,000
0
2019
2020
2021
2022
2023
2024
2025
2026
DTC
Private Label
Wholesale

Note: Forward-looking projections cannot be guaranteed


CUSA
TEA & COFFEE

CUSA®
TEA & COFFEE


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